Exhibit 99.1

Navios Maritime Acquisition Corporation Reports

Financial Results for the First Quarter ended March 31, 2012

PIRAEUS, GREECE—(Marketwire - May 8, 2012) - Navios Maritime Acquisition Corporation (NYSE: NNA)

•	Quarterly dividend of $0.05 per share

•	Quarterly Revenue Increased by 42.1% to $35.7 million

•	Quarterly EBITDA Increased by 47.6% to $23.7 million

•	89.4% Fleet Coverage for 2012

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, today reported its financial results for the first quarter ended March 31, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “Since 2010, we have built a diverse fleet of 29 tanker vessels with an average age of about six years. As a sign of continued confidence in our operations, we announced a quarterly dividend of $0.05 per share, representing a yield of about 7% to shareholders.”

Angeliki Frangou continued, “I believe that Navios Acquisition is conservatively positioned in the current market. The Company’s entire operating cost is borne by the 15 vessels in the water for 2012. We also enjoy a low cash-flow break even for 2013. Even if there is no recovery in the market, we can generate substantial additional cash flow in the current rate environment. Given the Company’s 50% increase in available days in each of 2012 and 2013, accompanied by profit sharing on almost half of our fleet, any increase in charter rates will be amplified in our results.”

HIGHLIGHTS - RECENT DEVELOPMENTS

Dividend of $0.05 per Share of Common Stock

On May 4, 2012, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2012 of $0.05 per share of common stock. The dividend is payable on July 3, 2012 to stockholders of record as of June 20, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Management Fees Fixed at Current Levels for Two Additional Years

Navios Acquisition amended its existing Management Agreement with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), to fix the fees for ship management services of its owned fleet at current levels for two additional years, through May 28, 2014. The management fees are: (a) $7,000 daily rate per LR1 product tanker vessel; (b) $6,000 daily rate per MR 2 product and chemical tanker vessel; and (c) $10,000 daily rate per VLCC tanker vessel.

Time Charter Coverage

Navios Acquisition has contracted 89.4%, 62.3% and 54.0% of its available days on a charter-out basis for 2012, 2013 and 2014, respectively, equivalent to $145.8 million, $152.2 million and $138.9 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $26,747, $26,059, and $25,839 for 2012, 2013 and 2014, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of income for the three month periods ended March 31, 2012 and 2011. The quarterly information for 2012 and 2011 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended March 31, 2012 (unaudited)	Three Month Period ended March 31, 2011 (unaudited)
Revenue	$35,717	$25,130
Net loss	$(788)	$(406)
EBITDA	$23,690	$16,052
Loss per share (basic and diluted)	$(0.02)	$(0.01)

Three month periods ended March 31, 2012 and 2011

Revenue for the three month period ended March 31, 2012 increased by $10.6 million or 42.1% to $35.7 million, as compared to $25.1 million for the same period in 2011. The increase was mainly attributable to the delivery of the Shinyo Kieran in June 2011, the Buddy and the Bull in July 2011, the Nave Andromeda in November 2011 and the Nave Estella in January 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,319 days for the three month period ended March 31, 2012, as compared to 874 days for the three month period ended March 31, 2011. The time charter equivalent (“TCE”) rate decreased to $26,683 for the three month period ended March 31, 2012, from $29,558 for the three month period ended March 31, 2011.

EBITDA for the three months ended March 31, 2012, increased by $7.6 million to $23.7 million for the three month period ended March 31, 2012, as compared to $16.1 million for the same period of 2011. The increase in EBITDA was due to a: (a) $10.6 million increase in revenue following the acquisition of the Shinyo Kieran that was delivered in June 2011, the Buddy and the Bull in July 2011, the Nave Andromeda in November 2011 and the Nave Estella in January 2012; (b) $0.1 million decrease in general and administrative expenses; and (c) $0.4 million increase in other income/(expense), net. The above increase was partially offset by a (a) $3.4 million increase in management fees due to the increased number of vessels in Navios Acquisition’s fleet; and (b) $0.1 million increase in time charter expenses.

Net loss for the three month period ended March 31, 2012 amounted to $0.8 million compared to a $0.4 million loss for the three month period ended March 31, 2011. The increase in net loss by $0.4 million was due a: (a) $0.5 million increase in direct vessel expenses; (b) $3.3 million increase of interest expenses and finance cost, net; (c) $3.9 million increase in depreciation and amortization due to the acquisitions of the Shinyo Kieran in June 2011, and the Buddy and the Bull in July 2011, the Nave Andromeda in November 2011 and the Nave Estella in January 2012; and (d) $0.3 million decrease in interest income. The above increase was partially offset by a $7.6 million increase in EBITDA.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three month periods ended March 31, 2012 and 2011, respectively.

	Three Month Period ended March 31, 2012 (unaudited)	Three Month Period ended March 31, 2011 (unaudited)
Available Days (1)	1,319	874
Operating Days (2)	1,296	843
Fleet Utilization (3)	98.3%	96.5%
Time Charter Equivalent (per day) (4)	$26,683	$29,558
Vessels operating at period end	15	10

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, May 8, 2012 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the first quarter ended March 31, 2012.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 7464 4709

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 7464 4709

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available on the Navios Acquisition website at www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, competitive factors in the market in which Navios Acquisition operates; Navios Acquisition’s ability to maintain or develop new and existing customer relationships, including its ability to enter into charters for its vessels; risks associated with operations outside the United States; and other factors listed from time to time in Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars - except share data)

	March 31, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$41,178	$41,300
Restricted cash, short term portion	36,133	30,640
Accounts receivable, net	6,040	6,478
Prepaid expenses and other current assets	259	489

Total current assets	83,610	78,907

Vessels, net	809,448	774,624
Deposits for vessels acquisitions	309,307	245,567
Deferred finance costs, net	23,834	24,819
Goodwill	1,579	1,579
Intangible assets — other than goodwill	57,718	59,879
Restricted cash long — term portion	—	1,574
Other long-term assets	1,328	1,310
Deferred dry dock and special survey costs, net	7,394	7,210
Total non-current assets	1,210,608	1,116,562

Total assets	$1,294,218	$1,195,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$503	$1,021
Dividend payable	2,410	2,421
Accrued expenses	22,313	15,492
Due to related parties, short term	40,570	43,616
Deferred revenue	3,010	3,251
Current portion of long term debt	13,276	11,928

Total current liabilities	82,082	77,729

Long-term debt, net of current portion and premium	921,631	833,483
Loans due to related party	35,000	40,000
Due to related parties, long term	14,712	—
Other long term liabilities	412	480
Unfavorable lease terms	4,757	4,928

Total non-current liabilities	976,512	878,891

Total liabilities	1,058,594	956,620

Commitments and contingencies	—	—

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of March 31, 2012 and December 31, 2011	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 issued and outstanding as of March 31, 2012 and December 31, 2011	4	4
Additional paid-in capital	253,412	255,849
Accumulated Deficit	(17,792)	(17,004)

Total stockholders’ equity	235,624	238,849

Total liabilities and stockholders’ equity	$1,294,218	$1,195,469

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars - except share and per share data)

	Three Month Period Ended, March 31, 2012	Three Month Period Ended, March 31, 2011
	(unaudited)	(unaudited)
Revenue	$35,717	$25,130
Time charter expenses	(530)	(427)
Direct vessel expenses	(502)	—
Management fees	(10,955)	(7,584)
General and administrative expenses	(912)	(1,025)
Depreciation and amortization	(11,946)	(8,045)
Interest income	177	480
Interest expenses and finance cost, net	(12,207)	(8,893)
Other income/(expense), net	370	(42)

Net loss	$(788)	$(406)

Dividend declared on preferred shares Series B	(27)	(26)
Undistributed loss attributable to Series C participating preferred shares	130	1

Net loss attributable to common stockholders	$(685)	$(431)

Net loss per share, basic	$(0.02)	$(0.01)

Weighted average number of shares, basic	40,517,413	46,947,161

Net loss per share, diluted	$(0.02)	$(0.01)

Weighted average number of shares, diluted	40,517,413	46,947,161

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Three Months Ended March 31, 2012 (unaudited)	For the Three Months Ended March 31, 2011 (unaudited)
Operating Activities
Net loss	$(788)	$(406)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	11,946	8,045
Amortization of deferred finance costs	693	381
Amortization of dry dock costs	502	—
Changes in operating assets and liabilities:
Decrease in prepaid expenses	230	48
Decrease in accounts receivable	438	3,037
Decrease in restricted cash	65	5
Decrease in other long term assets	(18)	—
Decrease in accounts payable	(518)	(2,990)
Payments for dry dock and special survey costs	(687)	—
Increase in accrued expenses	6,821	9,492
Increase in due to related parties	11,666	1,026
(Decrease)/ increase in deferred revenue	(241)	111
Decrease in other long term liabilities	(68)	—

Net cash provided by operating activities	$30,041	$18,749

Investing Activities
Acquisition of vessels	(11,159)	(4,533)
Deposits for vessel acquisition	(97,128)	(2,995)
Restricted cash	2,991	778

Net cash used in investing activities	$(105,296)	$(6,750)

Financing Activities
Loan proceeds, net of deferred finance costs	92,538	3,035
Loan repayment to related party	(5,000)	—
Loan repayments	(2,982)	(897)
Dividend paid	(2,448)	(2,447)
Restricted cash	(6,975)	(625)

Net cash provided by/(used in) financing activities	$75,133	$(934)

Net (decrease)/increase in cash and cash equivalents	(122)	11,065
Cash and cash equivalents, beginning of year	41,300	61,360

Cash and cash equivalents, end of period	$41,178	$72,425

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended March 31, 2012	Three Month Period Ended March 31, 2011
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$30,041	$18,749
Decrease in operating assets	(715)	(3,090)
Increase in operating liabilities	(17,660)	(7,639)
Net interest cost	12,030	8,413
Amortization of deferred finance costs	(693)	(381)
Payments of dry dock and special survey costs	687	—

EBITDA(1)	$23,690	$16,052

(1)

	Three Month Period Ended March 31, 2012 (unaudited)	Three Month Period Ended March 31, 2011 (unaudited)
Net cash provided by operating activities	30,041	$18,749
Net cash used in investing activities	(105,296)	$(6,750)
Net cash provided by/(used in) financing activities	75,133	$(934)

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date(2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Cosmos	Chemical Tanker	2010	25,130	11,700		60%/40%	August 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,700		60%/40%	July 2012
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	11,850	(5)	100% up to $15,000	November 2014
						50% above $15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(6)	90% up to $15,000 50% above $15,000	January 2015

Owned Vessels to be Delivered
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q3 2012	50,000	13,331	(7)	50% /50%
TBN	MR2	Q3 2012	50,000	13,331	(7)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,825	(9)	50% /50%
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.
(4)	Charterer’s option to extend the charter for 1+1+1 years at $12,739 (net) 1st optional year; $13,825 (net) plus 50/50% profit sharing 2nd optional year; $14,813 (net) plus 50/50% profit sharing 3rd optional year.
(5)	Charterer’s option to extend the charter for 1+1 years at $12,838 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $13,825 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(6)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)

Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be shared equally. Profit sharing formula incorporates $1,000 premium above the relevant index.

(8)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(9)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $15,306 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.